

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
  Mail Stop 3030

January 9, 2009

Michael W. Zellner
Chief Financial Officer
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA  95045

> **Re:     PMC-Sierra, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 22, 2008**
> **File No. 000-19084**

Dear Mr. Zellner:

        We refer to your response to prior comment 1 in your letter dated December 22, 2008.  Without more detail, we are unable to express an opinion regarding your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all facts related to your disclosure, we have determined not to disagree further regarding your decision to omit this information from your filing.  As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

        We have completed our review of the Form 10-K and related filings for PMC-Sierra, Inc. and have no further comments at this time.

                                         Sincerely,


                                         Tim Buchmiller
                                         Senior Attorney


cc (via fax):  Donna M. Petkanics—Wilson Sonsini Goodrich & Rosati, PC